SECURITIES AND EXCHANGE COMMISSION
				WASHINGTON, DC  20549

				---------------------

				    SCHEDULE 13D
				   (Rule 13d-101)

		 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
		TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
				RULE 13d-2(a)

			      (Amendment No. 4 (Exiting))1

			 AMERICAN MEDICAL SECURITY GROUP, INC.
			     --------------------------
				   (Name of Issuer)

	       		Common Stock, No Par Value
			    -----------------------------
			    (Title of Class of Securities)

				     02744P101
				    ------------
				   (CUSIP Number)

                  		Scott B. Bernstein, Esq.
		               Caxton Associates, L.L.C.
			      731 Alexander Road, Bldg. 2
			      Princeton, New Jersey  08540
				    (609) 419-1800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

				    February 5, 2002
			------------------------------------
 	Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f), or 13d-1 (g), check the following box o.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
(Continued on following pages)
(Page 1 of 10 Pages)
_________________
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



				SCHEDULE 13D

CUSIP NO. 02744P101

1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

   Caxton International Limited
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)  |_|
							(b)  |_|
-----------------------------------------------------------------------------

3  SEC USE ONLY

-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   WC
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)					|_|

-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   British Virgin Islands

-----------------------------------------------------------------------------
NUMBER OF	7  SOLE VOTING POWER
   		0
SHARES	        -------------------------------------------------------------

BENEFICIALLY	8  SHARED VOTING POWER
   		649,300
OWNED BY	-------------------------------------------------------------

EACH		9  SOLE DISPOSITIVE POWER
		0
REPORTING	-------------------------------------------------------------

PERSON		10 SHARED DISPOSITIVE POWER
		649,300
WITH
		-------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     649,300
-----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.7%
-----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
-----------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 02744P101

1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

   Caxton Associates, L.L.C.
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)  |_|
							(b)  |_|
-----------------------------------------------------------------------------

3  SEC USE ONLY

-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   Not Applicable
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)					|_|

-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

-----------------------------------------------------------------------------
NUMBER OF	7  SOLE VOTING POWER
   		0
SHARES	        -------------------------------------------------------------

BENEFICIALLY	8  SHARED VOTING POWER
   		649,300
OWNED BY	-------------------------------------------------------------

EACH		9  SOLE DISPOSITIVE POWER
		0
REPORTING	-------------------------------------------------------------

PERSON		10 SHARED DISPOSITIVE POWER
		649,300
WITH
		-------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     649,300
-----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.7%
-----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
-----------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

			 SCHEDULE 13D

CUSIP NO. 02744P101

1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

   Bruce S. Kovner
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)  |_|
							(b)  |_|
-----------------------------------------------------------------------------

3  SEC USE ONLY

-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   Not Applicable
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)					|_|

-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States

-----------------------------------------------------------------------------
NUMBER OF	7  SOLE VOTING POWER
   		0
SHARES		-------------------------------------------------------------

BENEFICIALLY	8  SHARED VOTING POWER
   		649,300
OWNED BY	-------------------------------------------------------------

EACH		9  SOLE DISPOSITIVE POWER
		0
REPORTING	-------------------------------------------------------------

PERSON		10 SHARED DISPOSITIVE POWER
		649,300
WITH
		-------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     649,300
-----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.7%
-----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
-----------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

	This Amendment 4 to Schedule 13D relates to the Common Stock, no par Value (the "Common Stock"), of American Medical Security Group, Inc., a Wisconsin corporation (the "Company"), 3100 AMS Blvd., Green Bay, WI 54313.



Item 5.	Interest in Securities of the Issuer.

	The first paragraph of subparagraph (a) of Item 5 of the Schedule D is hereby amended by replacing said paragraph with the following paragraph:

	(a) Caxton International beneficially owns 649,300 shares of Common Stock, representing approximately 4.7% of the total shares of Common Stock issued and outstanding. The decrease in beneficial ownership from the date of Amendment No. 3 to Schedule 13D filed August 23, 2001 is a result of Caxton International's net sale of Common Stock as set forth in Schedule A.

	Subparagraph (c) of Item 5 of the Schedule 13D is hereby amended by adding the following sentence:

	(c) Caxton International Limited acquired additional shares and/or sold shares of Common Stock in a series of open market transactions effected primarily with independent brokers and, to a lesser extent, directly with market makers utilizing the NASDAQ System, between August 23, 2001 and February 12, 2002. See Schedule A for disclosure of (1) the date, (2) the price and
	(3) the amount of shares purchased and/or sold by Caxton International during the past 60 days.


After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


February 12, 2002



CAXTON INTERNATIONAL LIMITED


By:/s/Joseph Kelly
      Name:  Joseph Kelly
      Title:   Vice President & Treasurer


By:/s/Maxwell Quin
      Name:  Maxwell Quin
      Title:   Vice President & Secretary


CAXTON ASSOCIATES, L.L.C.

By:/s/Scott B. Bernstein
      Name:  Scott B. Bernstein
      Title: Secretary


/s/Bruce S. Kovner
Bruce S. Kovner, by Scott B. Bernstein as
Attorney-in-Fact




						Schedule A

	Caxton International Limited
		No of Shares	Price Per Share
Trade Date	Purchased (Sold)	(Excluding Commission)

13-DEC-01	 10,200 	 	10.6627
13-DEC-01	 6,200		 	10.6403
14-DEC-01	 (100)	 	 	10.7200
14-DEC-01	 2,000		 	10.6445
18-DEC-01	 (2,000)	 	11.2625
19-DEC-01	 (1,000)		11.4250
21-DEC-01	 2,000		 	11.3500
24-DEC-01	 5,000	 		11.3910
26-DEC-01	 (1,600)	 	11.6000
27-DEC-01	 (11,000)	 	11.8173
28-DEC-01	 2000		 	12.0000
31-DEC-01	 400	 		11.9500
07-JAN-02	 (14,500)		11.7500
18-JAN-02	 (2,300)		12.0500
30-JAN-02	 2,000			11.1000
05-FEB-02 	 (33,500)		12.8503
07-FEB-02	 (5,000)		12.9590
08-FEB-02	 (18,300)		13.1342



			Exhibit Index

Exhibit 1 - Joint Acquisition Statement Pursuant To
Rule 13d-1(k)(1).





							Exhibit 1


			JOINT ACQUISITION STATEMENT
			PURSUANT TO RULE 13d-1(k)(l)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  February 12, 2002			CAXTON INTERNATIONAL LIMITED

               			      By:/s/Joseph Kelly
				      Name:  Joseph Kelly
				      Title:    Vice President & Treasurer

				      By:/s/Maxwell Quin
				      Name:  Maxwell Quin
				      Title:    Vice President & Secretary

						CAXTON ASSOCIATES, L.L.C.

					By:/s/Scott B. Bernstein
      					Name:  Scott B. Bernstein
      					Title: Secretary

			              /s/Bruce S. Kovner
   				      Bruce S. Kovner, by Scott B. Bernstein
				      as Attorney-in-Fact